SECU

19010891

SEC
Mail Processing
Section
AUG 01 2019
Washington DC
416

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SEC FILE NUMBER
8-49750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2018 (MM/DD/YY) AND ENDING May 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Investments, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6440 Avondale Drive, Suite 210
(No. and Street)

Oklahoma City	OK	73116-6416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia Pritchard 405-878-8189

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive #230	Austin		78731
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
AUG 1 2019
RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Virginia A. Pritchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Investments, Inc., as of May 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Secretary
Title

Notary Public

JIMMIE K GREGORY
Notary Public, State of Oklahoma
Commission # 17007136
My Commission Expires 08-03-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Access Investments, Inc.

Financial Statements and Supplemental Schedules
May 31, 2019
With Report of Independent Registered Public Accounting Firm

Access Investments, Inc.
Index to Financial Statements and Supplemental Schedules
May 31, 2019

BAUER & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Access Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Access Investments, Inc. as of May 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Access Investments, Inc.as of May 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Access Investments, Inc.'s management. Our responsibility is to express an opinion on Access Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Access Investments, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Access Investments, Inc.'s financial statements. The Supplemental Information is the responsibility of Access Investments, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Access Investments, Inc.'s auditor since 2019.

Austin, Texas
July 29, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

Access Investments, Inc.
Statement of financial condition
As of May 31, 2019

Assets

Current assets		
Cash	$	7,492
Concessions and commissions receivable		3,443
Prepaid licenses and permits		2,139
Total current assets		13,074
Total assets	$	13,074

Liabilities and stockholder's equity

Current liabilities		
Related party commission payable	$	4,735
Current liabilities and total liabilities		4,735
Stockholder's equity		
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding		100
Additional paid in capital		19,400
Retained deficit		(11,161)
Total stockholder's equity		8,339
Total liabilities and stockholder's equity	$	13,074

The accompanying notes are an integral part of these financial statements.

Access Investments, Inc.
Statement of operations
For the year ended May 31, 2019

Revenues		
Concessions	$	32,395
Commissions		1,734
		34,129
Expenses		
Related party commissions		17,065
Legal and accounting		10,596
Licenses and permits		2,610
Wages-officers		2,499
Other expense		1,971
		34,741
Net loss before income taxes		(612)
Provision for income taxes		-
Net loss	$	(612)

The accompanying notes are an integral part of these financial statements.

Access Investments, Inc.
Statement of changes in stockholder's equity
For the year ended May 31, 2019

	Common Stock		Additional Paid in Capital	Retained Deficit	Total stockholder's Equity
	Shares	Amount			
Balance at May 31, 2018	100	$ 100	$ 19,400	$ (10,549)	$ 8,951
Net loss	-	-	-	(612)	(612)
Balance at May 31, 2019	100	$ 100	$ 19,400	$ (11,161)	$ 8,339

The accompanying notes are an integral part of these financial statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2019

Cash flows from operating activities:		
Net loss	$	(612)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Concessions and commissions receivable		1,053
Prepaid licenses and permits		(120)
Related party commission payable		418
Cash provided by operating activities		739
Change in cash		739
Cash at beginning of year		6,753
Cash at end of year	$	7,492

Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business
Access Investments, Inc. (the "Company"), was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation
The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Revenue Recognition
Revenue from contracts with customers includes concession and commission income. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concession Revenue
The difference between the price paid by the broker-dealer to the issuer for the securities and the price paid by the public for the securities (the gross underwriting spread) represents the underwriters' and selling groups compensation for the risk and cost of selling the issue. The gross underwriting spread is generally apportioned between the underwriters and selling group and represents the compensation for one or more of the following services, which are specified in the underwriting agreement or term sheet:

a. Management underwriting services. Underwriting services performed by the manager or co-managers (usually referred to as the lead or co-lead) in organizing the syndicate of underwriters and maintaining the records for the distribution (typically 20 percent of the spread);

b. Underwriting services. Underwriting services performed by the underwriting participants (other than the lead managers) in committing to buy a specified portion of the issue and thereby assume the associated risk (typically 20 percent of the spread);

c. Selling concession services. Underwriting services performed by all the underwriters in selling the offering (typically 60 percent of the spread).

It should be noted that the split can be any combination agreed upon contractually and would not change the gross underwriting spread.

Mutual Fund (Pooled Investment Vehicles, and 12b-1 Commission Revenue
Mutual funds or other pooled investment vehicles (collectively, "funds") enter into agreements with distributors to distribute (that is, sell) shares to investors. There are different ways distributors may be compensated for the same service. Fees may be paid up front, over time (for example, 12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value "NAV"), upon investor exit from the fund (that is, a contingent deferred sales charge "CDSC"), or as a combination thereof.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of May 31, 2019. The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management Review
The Company has evaluated subsequent events through July 29, 2019, the date of the financial statements were available to be issued.

Recent Accounting Pronouncements
Revenue recognition in May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on June 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after June 1, 2018 and (ii) all existing contracts as of June 1, 2018 through a cumulative adjustments to equity. In accordance with this approach, our revenues for periods prior to June 1, 2018 will not be revised. The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgement and an analysis of the material terms and conditions of the contract. We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosers based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgements used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

The Company is evaluating new accounting standards and will implement as required.

3. Income Taxes and Deferred Taxes

The Company's operations are designed to break even, having no – or minimal – profit or loss each year; therefore, deferred taxes are fully reserved. There are no permanent or temporary timing differences other than net operating loss carry forwards. Current tax rates are 21% Federal and 6% State.

Effective January 1, 2015, the principal shareholder (100%) sold his interest to another member of his advisory firm, who subsequently separated from the advisory firm. This created a limitation on the net operating loss carryforwards under IRC Sec. 382. The limitation is computed by multiplying the value of the company at the date of sale by the long-term tax exempt interest rate as published by the IRS. At that time, the rate was 2.8%. This resulted in a net operating loss utilization in the current year of $368. The Company has loss carryforwards of $1,225, $2,243, $4,062, $2,321 and $13,231 available to subsequent years. These losses expire May 31, 2031, 2032, 2033, and 2034, respectively.

For the year ended May 31, 2019, the company incurred a net operating loss of $612. Beginning in tax year 2018, the NOL deduction is limited to 80% of taxable income. For tax years ending after December 31, 2017, with few exceptions, NOL's may only be carried forward for an indefinite period of time.

4. Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

5. Major Customers

For the year ended May 31, 2019, two customers represented 75% of the total revenue. The Company recognizes that revenues and receivables from this group are significant to its operation, but does not believe that there is significant credit risks associated with the customers.

6. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2019, the Company had net capital of $7,492, which was $2,492 over the required net capital of $5,000. The Company's net capital ratio was .632 to 1.

7. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge. In May 2017, the company entered into an expense sharing agreement with this related party entity. There were no related party transactions under the expense sharing agreement during the year ended May 31, 2019.

Beginning with June 2018, the sole shareholder will receive fifty percent of concessions/commissions, trails and 12b-1 fees paid to the Company for all previously serviced and terminated representatives at the discretion of the principal based on the capital needs of the Company. During the year ending May 31, 2019, the Company paid $17,065 in commissions expense to the sole shareholder.

Access Investments, Inc.
Computation of net capital and aggregate indebtedness under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2019

Total stockholder's equity	$	8,339
Deductions:		
Concessions and commissions receivable		(3,443)
Prepaid licenses and permits		(2,139)
Less: Related party commission payable		4,735
Net capital	$	7,492
Aggregate indebtedness		
Items included in statement of financial condition:		
Related party commissions payable	$	4,735
Total aggregate indebtedness	$	4,735
Minimum net capital requirement	$	5,000
Excess net capital	$	2,492
Ratio: Aggregate indebtedness to net capital		0.632 to 1
Reconciliation with Company's computation (included in Part IIA as of May 31, 2019)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report filed on June 25, 2019	$	9,186
Adjustments:		
Increase in related party commissions payable		(1,748)
Concessions and commissions receivable		54
Total adjustments		(1,694)
Net capital per above	$	7,492

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company claims exemption from the provisions of Rule 15c3-3 because, as provided in section (k)(2)(i) of that rule, the Company is a by-application-only broker-dealer. As such, the Company does not hold customer funds or safe keep customer securities. The Company meets the identified exemption provisions as of May 31, 2019, and have met the identified exemption provisions throughout the fiscal year ended May 31, 2019.

Schedule III
Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company did not maintain possession or control of an customer funds or securities.

BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Access Investments, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report for the year ended May 31, 2019, in which (1) Access Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Access Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Access Investments, Inc. stated that Access Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Access Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
July 29, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

ACCESS INVESTMENTS, INC
3621 NW 63 St. Ste. A-1
Oklahoma City, OK 73116-2000
P: 405-848-9836
Fax: 405-418-4732

RE: EXEMPTION REPORT YEAR ENDED MAY 31, 2019

Access Investments, Inc. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company

   claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).

2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended May 31,

   2019 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

ACCESS INVESTMENTS, INC.

James J. Oplotnik

President